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                          July 15, 2021

       Thomas J. Schuetz, M.D., Ph.D.
       Chief Executive Officer
       Compass Therapeutics, Inc.
       80 Guest Street
       Suite 601
       Boston, MA 02135

                                                        Re: Compass
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 9, 2021
                                                            File No. 333-257821

       Dear Dr. Schuetz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at 202-551-6477 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard A. Hoffman,
Esq.